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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of December 2004

                       Commission File Number: 333-109343

                            PARAMOUNT RESOURCES LTD.
                 (Translation of registrant's name into English)


                               888-3rd Street S.W.
                          Bankers Hall West, Suite 4700
                            Calgary, Alberta T2P 5C5
                                     Canada

                    (Address of principal executive offices)

 Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F____ Form 40-F __X___

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also there by furnishing the information to the Commission pursuant to
           Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No __X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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                          INCORPORATION BY REFERENCE

Exhibits 99.1, 99.3, 99.4 and 99.5 hereto are hereby incorporated by reference as Exhibits to Paramount Resources Ltd.'s Registration Statement on Form F-10 (File No. 333-116315).


                                TABLE OF CONTENTS

         The following documents are filed as part of this Form 6-K:

Exhibit         Description
-------         -----------
   99.1         Material change report, dated December 14, 2004, relating to the proposed reorganization.

   99.2 Press Release, dated December 13, 2004, relating to the proposed reorganization.

   99.3         Document entitled "Reconciliation of Financial Statements to
                United States Generally Accepted Accounting Principles for the Nine-Month Period Ended September 30, 2004 and 2003".

   99.4         Consent of McDaniel & Associates Consultants Ltd.

   99.5         Consent of Paddock Lindstrom & Associates Limited.



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                                   SIGNATURES

                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 14, 2004

                                      PARAMOUNT RESOURCES LTD.
                                      (REGISTRANT)

                                      By:      /s/ Charles E. Morin
                                           -------------------------------------
                                      Name:    Charles E. Morin
                                      Title    Corporate Secretary


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                                  EXHIBIT INDEX

Exhibit         Description
-------         -----------
   99.1         Material change report dated December 14, 2004 relating to the proposed reorganization.

   99.2 Press Release, dated December 13, 2004, relating to the proposed reorganization.

   99.3         Document entitled "Reconciliation of Financial Statements to
                United States Generally Accepted Accounting Principles for the Nine-Month Period Ended September 30, 2004 and 2003".

   99.4         Consent of McDaniel & Associates Consultants Ltd.

   99.5         Consent of Paddock Lindstrom & Associates Limited.
